LION LAND BERHAD (415-D)

A Member of The Lion Group

28 August 2002

02 SEP 13 AM 9:05

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith a copy of the Financial Result Announcement dated 26 August 2002, Re: Quarterly report on consolidated results for the financial period ended 30 June 2002 for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 9/17

Form Version 2.0

Financial Result Announcement

Ownership transfer to LLB on **26-08-2002 05:12:35 PM**
Submitted by **LLB** on **26-08-2002 05:20:34 PM**
Reference No *LL-020826-29458*

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**LION LAND BERHAD**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

*** Financial Year End** : **30-06-2002**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended
*** 30-06-2002** .

*** The figures ○ have been audited ● have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	30-06-2002 [dd/mm/yyyy] RM'000	30-06-2001 [dd/mm/yyyy] RM'000	30-06-2002 [dd/mm/yyyy] RM'000	30-06-2001 [dd/mm/yyyy] RM'000
1	(a)	Revenue	462,127	260,365	1,446,007	938,386
	(b)	Investment income				
	(c)	Other income	-22,200	20,023	56,852	103,032
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	27,347	22,273	201,662	154,326
	(b)	Finance Cost	-44,088	-48,357	-154,294	-166,503
	(c)	Depreciation and amortisation	-25,900	-9,930	-61,557	-48,521
	(d)	Exceptional items	-82,250	-403,700	-153,250	-403,700
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	-124,891	-439,714	-167,439	-464,398

LION LAND BERHAD (415-D)

Secretary

26 AUG 2002

(f)	Share of profits and losses of associated companies	-12,094	-2,562	-23,176	-6,047
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	-136,985	-442,276	-190,615	-470,445
(h)	Income tax	785	1,533	-2,935	-3,054
(i) (i)	Profit/(loss) after income tax before deducting minority interests	-136,200	-440,743	-193,550	-473,499
(ii)	Minority interests	4,755	1,011	6,537	5,193
(j)	Pre-acquisition profit/(loss), if applicable				
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	-131,445	-439,732	-187,013	-468,306
(l) (i)	Extraordinary items				
(ii)	Minority interests				
(iii)	Extraordinary items attributable to members of the company				
(m)	Net profit/ (loss) attributable to members of the company	-131,445	-439,732	-187,013	-468,306
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	-22.15	-74.11	-31.52	-78.92
(b)	Fully diluted (based on ordinary shares - sen)				
4 (a)	Dividend per share (sen)	0.10	0.10	0.10	0.10
(b)	Dividend Description	A first and final dividend of 0.1% less 28% tax has been recommended. The dividend entitlement date will be announced later.			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	0.7200	1.0900

Remark :

The consolidated results of the Group for the financial year ended 30 June 2002 may be subjected to further adjustments upon finalisation/completion on the revised terms of the Proposed GWRS.

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

Lib.xls

LION LAND BERHAD (415-D)

....

Secretary

26 AUG 2002

LION LAND BERHAD (415-D)

(Incorporated In Malaysia)

QUARTERLY REPORT

Quarterly report on consolidated results for the fourth quarter ended 30/6/2002.
The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

			NOTE	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
				CURRENT YEAR QUARTER 30/6/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2001 RM'000	CURRENT YEAR TO DATE 30/6/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2001 RM'000
1.	(a)	Revenue		462,127	260,365	1,446,007	938,386
	(b)	Investment income		-	-	-	-
	(c)	Other income	2	(22,200)	20,023	56,852	103,032
2.	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items		27,347	22,273	201,662	154,326
	(b)	Finance cost		(44,088)	(48,357)	(154,294)	(166,503)
	(c)	Depreciation and amortisation		(25,900)	(9,930)	(61,557)	(48,521)
	(d)	Exceptional items	2	(82,250)	(403,700)	(153,250)	(403,700)
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items		(124,891)	(439,714)	(167,439)	(464,398)
	(f)	Share of profits and losses of associated companies		(12,094)	(2,562)	(23,176)	(6,047)
	(g)	Profit/(loss) before income tax, minority interests and extraordinary items		(136,985)	(442,276)	(190,615)	(470,445)
	(h)	Income tax	4	785	1,533	(2,935)	(3,054)
	(i)	(i) Profit/(loss) after income tax before deducting minority interests		(136,200)	(440,743)	(193,550)	(473,499)
		(ii) Less minority interests		4,755	1,011	6,537	5,193
	(j)	Pre-acquisition profit/(loss), if applicable		-	-	-	-
	(k)	Net profit/(loss) from ordinary activities attributable to members of the company		(131,445)	(439,732)	(187,013)	(468,306)
	(l)	(i) Extraordinary items	3	-	-	-	-
		(ii) Less minority interests		-	-	-	-
		(iii) Extraordinary items attributable to members of the company		-	-	-	-
	(m)	Net profit/(loss) attributable to members of the company		(131,445)	(439,732)	(187,013)	(468,306)
3.		Earnings/(loss) per share based on 2(m) above after deducting any provision for preference dividends :-					
	(a)	Basic (based on 593.4 million ordinary shares) (sen)		(22.15)	(74.11)	(31.52)	(78.92)
	(b)	Fully diluted		-	-	-	-

The consolidated results of the Group for the financial year ended 30 June 2002 may be subjected to further adjustments upon finalisation/completion on the revised terms of the Proposed GWRS. Please refer to Note 8 for further details.

LION LAND BERHAD (415-D)
(Incorporated In Malaysia)

QUARTERLY REPORT (Cont'd)

CONSOLIDATED BALANCE SHEET

		NOTE	AS AT END OF CURRENT QUARTER 30/6/2002 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2001 RM'000
1.	Property, plant and equipment		1,242,950	1,305,531
2.	Investment property		189,000	189,000
3.	Property development projects		152,024	157,957
4.	Investment in associated companies		60,327	83,508
5.	Long term investments		81,982	83,807
6.	Goodwill		170,294	180,135
7.	Other intangible assets		48,561	13,003
8.	Current assets			
	- Inventories		303,050	256,692
	- Property development projects		17,461	22,565
	- Amount due by contract customers		3,875	3,025
	- Amount owing by related companies		1,286,281	1,348,757
	- Trade receivables		256,709	185,308
	- Other receivables, deposits and prepayments		227,272	175,099
	- Deposits, cash and bank balances		111,050	101,181
			2,205,698	2,092,627
9.	Current liabilities			
	- Trade payables		231,324	165,085
	- Other payables		1,039,616	857,787
	- Amount due to contract customers		1,402	1,456
	- Amount owing to related companies		142,152	134,212
	- Short term borrowings	10	1,962,105	1,972,194
	- Provision for taxation		41,600	47,473
	- Proposed dividend		-	-
			3,418,199	3,178,207
10.	Net current assets/(liabilities)		(1,212,501)	(1,085,580)
			732,637	927,361
11.	Shareholders' funds			
	Share capital		593,380	593,380
	Reserves			
	- Share premium		515,190	515,190
	- Revaluation reserve		62,685	62,685
	- Retained profit / (loss)		(581,872)	(394,432)
	- Others		58,852	60,542
			648,235	837,365
12.	Minority interests		29,380	35,193
13.	Long term borrowings	10	40,000	40,000
14.	Other long term liabilities		3,746	3,397
15.	Deferred taxation		11,276	11,406
			732,637	927,361
16.	Net tangible assets per share (RM)		0.72	1.09

NOTES

1. ACCOUNTING POLICIES

The quarterly financial statements of the Group are prepared using accounting policies and methods of computation consistent with those adopted in the most recent annual audited financial statements and in compliance with the approved accounting standards issued by the Malaysian Accounting Standards Board ("MASB") that are applicable for the current financial year except for the following :

During the financial year, the Group changed its accounting policy in respect of the recognition of dividend proposed or declared after the balance sheet date in compliance with the new MASB Standard 19 "Events After the Balance Sheet Date". In the previous year, dividend proposed or declared after the balance sheet date was accrued as a liability at the balance sheet date. Under the new policy, this dividend will be accrued as a liability in the period in which the obligation to pay is established in accordance with MASB Standard 19. This change in accounting policy has been accounted for retrospectively.

The effects of the change in accounting policy are as follows:	As Reported Previously RM'000	Effect of Change in Policy RM'000	As Restated RM'000
- Shareholders' equity	836,938	427	837,365
- Proposed dividend (Current liabilities)	427	(427)	-
- Net tangible assets	643,800	427	644,227

2. EXCEPTIONAL ITEMS

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
Exceptional items include :	CURRENT YEAR QUARTER 30/6/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2001 RM'000	CURRENT YEAR TO DATE 30/6/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2001 RM'000
Provision for doubtful debts on amount owing by ultimate holding company pursuant to the Proposed GWRS	(41,800)	(305,300)	(112,800)	(305,300)
Provision for foreseeable loss on proposed disposal of the investments pursuant to the Proposed GWRS	(40,450)	(98,400)	(40,450)	(98,400)
	(82,250)	(403,700)	(153,250)	(403,700)

In view of the on-going restructuring exercise, the recognition of interest income from related companies has been suspended from 1 January 2002. This has resulted in the reversal of certain interest income as well as provision for doubtful debts.

3. EXTRAORDINARY ITEMS

There were no extraordinary items for the current quarter and financial year-to-date.

4. INCOME TAX

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
Income tax includes :	CURRENT YEAR QUARTER 30/6/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2001 RM'000	CURRENT YEAR TO DATE 30/6/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2001 RM'000
(a) Current	(754)	(977)	3,046	4,303
(b) Deferred	(72)	(737)	(130)	(842)
(c) Under/(over) provision in prior years	1	181	14	(407)
(d) Associated companies	40	-	5	-
	(785)	(1,533)	2,935	3,054

Income tax is provided for the current financial year-to-date despite losses incurred due mainly to certain expenses which are not deductible for tax purposes and losses of certain subsidiary companies cannot be offset for tax purposes against profit of other subsidiary companies within the Group.

5. UNQUOTED INVESTMENTS AND / OR PROPERTIES

There were no material gain or loss on disposal of unquoted investments or properties for the current quarter and financial year-to-date.

6. QUOTED INVESTMENTS

There were no purchase or disposal of quoted securities for the current quarter and financial year-to-date.

The Group's investments in quoted securities as at end of the reporting period are as follows :-

	RM'000
At cost	4,910
At book value	2,910
At market value	2,866

7. CHANGES IN THE COMPOSITION OF THE GROUP

There were no changes in the composition of the Group for the current quarter and financial year-to-date except for the followings:

i) Acquisition of two wholly-owned subsidiaries namely LLB Harta (M) Sdn Bhd and LLB Harta (L) Limited on 23 April 2002; and

ii) Dilution of the Company's equity interest in LLB Courts Sdn Bhd ("LLB Courts") to 48% on 28 June 2002. As a result, LLB Courts and its subsidiary, Secomex Manufacturing (M) Sdn Bhd have ceased to be subsidiaries of the Company.

8. STATUS OF CORPORATE PROPOSALS

No	Date of Announcement	Subject	Status
1.	16.02.2001, 10.07.2001 and 14.05.2002	Proposed acquisition of 100% equity interest in Antara Steel Mills Sdn Bhd by Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of Lion Land Berhad ("LLB") from Johor Corporation ("JCorp"). ("Proposed Acquisition") In satisfying the consideration for the Proposed Acquisition, AMSB shall procure Amsteel Corporation Berhad ("Amsteel"), the ultimate holding company, to: i) pay cash of RM 17.25 million to JCorp; and ii) undertake the following transactions : a. Proposed disposal of 100% equity interest in Lion Gateway Parade Sdn Bhd by Amsteel to JCorp. b. Proposed settlement of intercompany indebtedness between AMSB and Amsteel.	Approvals obtained from : a. Ministry of International Trade and Industry ("MITI") on 13.06.2001 and 09.09.2001 for the Proposed Acquisition; b. Ministry of Finance ("MOF") on 13.06.2001 for the Proposed Acquisition; c. Foreign Investment Committee ("FIC") on 15.06.2001 and 27.06.2001 for the proposed disposals; d. Securities Commission ("SC") on 08.05.2002 and 10.05.2002; and e. Shareholders of LLB and Amsteel on 28.03.2002 and 23.04.2002 respectively. Pending approval from the creditors of Antara.
2.	10.08.2000	Proposed disposal of a piece of industrial land with buildings erected thereon to Likom Caseworks Sdn Bhd for a sale consideration of RM 93.15 million.	Approval of the relevant lenders of the Company has been obtained. Pending approvals of : a. Shareholders of the Company; b. Singapore Exchange Securities Trading Limited; c. Kuala Lumpur Stock Exchange ("KLSE"); and d. Any other relevant authorities.
2.1	11.07.2001	Proposed deferment of the redemption date of the 43,613,000 5-year cumulative redeemable preference shares of RM 0.01 each currently held by the Company from 29.06.2001 until the earlier of the following dates : a. within 21 days from the listing of Likom Electronic Pte Ltd on the Singapore Exchange Securities Trading Limited; and b. on 28.12.2002.	Pending approvals of : a. Shareholders of LLB; and b. Any other relevant authorities.

8. STATUS OF CORPORATE PROPOSALS (Cont'd)

No	Date of Announcement	Subject	Status
3.	05.07.2000, 19.10.2000, 30.03.2001, 02.05.2001, 08.10.2001, 26.03.2002, 09.05.2002, 12.07.2002 and 19.07.2002	Proposed groupwide restructuring scheme (as revised) with the objective to: a. consolidate, stabilise and restructure and rationalise the cash flow and funding of the Group; and b. reorganise and restructure the Group's business. ("Proposed GWRS"). The Proposed GWRS involves inter-alia the following corporate proposals :	Approvals obtained from : a. MITI on 23.04.2002 (for LCB and AMB only; not applicable to LLB); b. FIC on 30.04.2002; c. Bank Negara Malaysia on 03.05.2002; and d. SC on 09.07.2002. Pending approvals of : a. KLSE; b. Scheme Creditors; c. Shareholders of the Company and all the other participating companies concerned; and d. Any other relevant authorities. Orders granted by the High Court of Malaya to convene meetings of the relevant companies to approve the Proposed GWRS pursuant to *Section 176 subsection (1) of the Companies* Act, 1965 : a. Financial institution creditors'/members' meetings before 01.10.2002; and b. Non-financial institution creditors' meetings before 02.11.2002
3.1		Proposed reduction of RM 0.25 in each of the existing issued and paid-up capital of RM 1.00 in the Company and thereafter consolidation on the basis of 4 ordinary shares of RM 0.75 each into 3 ordinary shares of RM 1.00 each.	
3.2		Proposed acquisition of 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPB") from Amsteel Group for a consideration of RM 201.50 million.	
3.3		Proposed acquisition of 83.70% equity interest in Posim Berhad from Avenel Sdn Bhd ("Avenel") for a consideration of RM 499.42 million.	
3.4		Proposed disposal of 25% equity interest in Avenel to Amsteel and the payment to Amsteel of RM 122.05 *million in respect of the proposed disposal, in view of* the excess of Avenel's debts over the fair value of Avenel's assets.	
3.5		Proposed issue of LLB Bonds and LLB Consolidated and Rescheduled USD debts to settle its financial institution creditors and intercompany balances.	
3.6		Proposed disposal of 100% equity interest in Lion Plaza Sdn Bhd to Amsteel for a consideration of RM 35.66 million.	

9. ISSUANCES AND REPAYMENT OF DEBT AND EQUITY SECURITIES

There were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares or resale of treasury shares for the current financial year-to-date.

10. GROUP BORROWINGS AND DEBT SECURITIES

The Group's borrowings as at end of the reporting period are as follows :-

	Short Term RM'000	Long Term RM'000	TOTAL RM'000
Secured	74,767	-	74,767
Unsecured	1,887,338	40,000	1,927,338
	1,962,105	40,000	2,002,105

The Group's borrowings are denominated in the following currencies:-

	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	1,085,014
- US Dollar	239,163	908,818
- Chinese Renminbi	18,020	8,273
		2,002,105

11. CONTINGENT LIABILITIES

Contingent liabilities (unsecured) in respect of guarantees or indemnities given by the Group for credit facilities obtained and utilised by an associated company remain at RM 191 million.

The claim brought by a sub-contractor against a subsidiary company for loss of profit and uncertified works performed also remain at RM 10.6 million.

12. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no financial instruments with off balance sheet risk at the date of this report.

13. MATERIAL LITIGATION

In the Kuala Lumpur High Court Summons No. D5-22-1719-1999 filed on 18 June 1999, Affin Merchant Bank Berhad (formerly known as Perwira Affin Merchant Bank Berhad) ("Affin") has sued LLB for recovery of the sum of RM 31,975,996.50 being the amount outstanding under the Revolving Credit Facility of RM 30 million granted by Affin to LLB.

The Court has not fixed a hearing date for the suit and the Directors have been advised that LLB has a defence to the claim.

14. SEGMENTAL INFORMATION

Financial information for the 12-month period is as follows :-

	Revenue	Profit / (Loss)	Total Assets Employed
Industry	RM'000	RM'000	RM'000
Steel operations	1,287,889	106,230	2,800,573
Property	59,361	11,682	888,468
Construction	30,412	(1,327)	190,809
Others	68,345	(29,607)	210,659
	1,446,007	86,978	4,090,509
Non-segment activities			
- Exceptional items		(153,250)	-
- Others		(101,167)	-
		(167,439)	4,090,509
Associated companies		(23,176)	60,327
		(190,615)	4,150,836
Geographical			
Malaysia	1,422,477	113,192	3,887,519
Overseas	23,530	(26,214)	202,990
	1,446,007	86,978	4,090,509
Non-segment activities			
- Exceptional items		(153,250)	-
- Others		(101,167)	-
		(167,439)	4,090,509
Associated companies		(23,176)	60,327
		(190,615)	4,150,836

Other non-segment activities consist of finance costs net of interest income and business development expenses which are not directly attributable to any segment.

15. COMPARISON WITH THE PRECEDING QUARTER

The Group achieved a higher revenue of RM 462 million as compared to the last year's corresponding quarter and previous quarter ended 31 March 2002. The improved operating environment in the steel industry has resulted in the Group recording higher revenue and better margin for its steel products. However, pursuant to the revised Proposed GWRS, the Group made additional provisions (as explained in Note 2) which resulted in the Group incurring a higher loss of RM 137 million for the current quarter.

16. REVIEW OF PERFORMANCE

Better performance by our Steel Division has enabled the Group to register improved results in terms of revenue and operating profit. The recovery in the domestic steel market and on-going efforts made in increasing production efficiencies has benefited the Group.

17. SUBSEQUENT EVENT

Except as disclosed in Note 8, there are no other material events up to the date of this report.

18. SEASONALITY AND CYCLICALITY OF OPERATIONS

The operations of the Group is not subject to material seasonal or cyclical effects.

19. PROSPECTS

Barring unforeseen circumstances and taking into consideration the competitive operating environment, the Directors expect the results of the Group to improve in the next financial year.

20. VARIANCE OF ACTUAL RESULTS FROM FORECASTED PROFIT AND SHORTFALL IN PROFIT GUARANTEE

Not applicable.

21. DIVIDEND

The Board of Directors is recommending the payment of a first and final dividend of 0.1% less 28% taxation :

(a) i. Amount per share : 0.1 sen (less 28% taxation);
 ii. Previous corresponding year : 0.1 sen per share (less 28% taxation) amounting to RM 0.4 million; and
 iii. Total dividend for the current financial year : RM 0.4 million (net);
(b) Date payable : To be announced at a later date; and
(c) The date of entitlement to dividend will be announced later.